

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Jianhua Zhu
Chairman and Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People's Republic of China

>   **Re: China Digital TV Holding Co., Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed May 12, 2011**
>   **File No. 001-33692**

Dear Mr. Jianhua Zhu:

We have reviewed your letter dated January 18, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 4, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 51

1.   Considering the significant judgments and assumptions related to your VIE contractual relationships, address those involved in your accounting within your discussion of critical accounting policies in future filings. See Section V of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

VIE contractual arrangements, page F-7

2.   Tell us whether the equity pledge agreements have been registered and, if not, disclose in future filings the uncertainty regarding the enforceability of these agreements.

3.   Disclose in future filings how the terms of the contractual arrangements satisfy the criteria for consolidation in ASC 810.   While we note certain related disclosures in your filing, we believe that your footnote disclosure should also include:

- A description of how the fee from the N-S Digital TV to the Super TV is determined, and how the fee is significant; and

- A description of the powers granted to Super TV and how they cover the significant activities.

        You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief

cc: Via E-Mail
        William Chua, Sullivan & Cromwell LLP